

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 12, 2017

Via E-mail
Mr. Ilias Konstantopoulos
Chief Financial Officer
Granite Real Estate Investment Trust
77 King Street West, Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, Ontario M5K1H1

> **Re: Granite Real Estate Investment Trust**
> **Granite REIT Inc.**
> **Form 40-F**
> **Filed March 2, 2017**
> **File Nos. 001-35771 and 001-35772**

Dear Mr. Konstantopoulos:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F

General

1.   Please revise future filings to clarify that your conclusions on disclosure controls and procedures and conclusions on internal control over financial reporting are for each individual registrant.

Exhibit 2

Combined Statements of Income, page 48

2.   It does not appear that you have disclosed basic or diluted earnings per share. Please tell us how you complied with the earnings per share presentation and disclosure requirements of IAS 33.

Notes to Combined Financial Statements

3. Investment Properties, page 60

3.   Please clarify for us what classes of assets make up the investment properties. In this regard, please clarify if your classes of assets are based on country, based on type of property (i.e. modern warehouse, multi-purpose) or based on a combination of these characteristics (i.e. Canada – modern warehouse, United States – modern warehouse). Within your response, please tell us how you determined the classes of assets. Your response should also address the reference to the modern warehouse facilities, multi-purpose facilities, and special purpose properties as asset classes in your Form 6-K filed on August 3, 2017. To the extent you determined your classes of assets are more disaggregated than the one class (i.e. investment properties), please tell us how you complied with disclosure requirements in IFRS 13. In this regard, please tell us how you determined it was not necessary to disclose the balance at the end of the reporting period, quantitative information about inputs, a reconciliation, and a sensitivity analysis for each of your classes of assets. Please refer to paragraphs 93 and 94 of IFRS 13.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 with any questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities